UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-17F-2

CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE CUSTODY OF MANAGEMENT INVESTMENT COMPANIES

PURSUANT TO RULE N-17F-2 [17 CFR 270.17F-2]

1. Investment Company Act File Number:			Date Examination completed:
811-07851			August 30, 2018

2. State Identification Number:

AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO

3. Exact name of investment company as specified in registration statement:

Franklin Fund Allocator Series

Franklin Conservative Allocation Fund
Franklin Corefolio Allocation Fund
Franklin Founding Funds Allocation Fund
Franklin Growth Allocation Fund
Franklin LifeSmart Retirement Income Fund
Franklin LifeSmart 2020 Retirement Target Fund
Franklin LifeSmart 2025 Retirement Target Fund
Franklin LifeSmart 2030 Retirement Target Fund
Franklin LifeSmart 2035 Retirement Target Fund
Franklin LifeSmart 2040 Retirement Target Fund
Franklin LifeSmart 2045 Retirement Target Fund
Franklin LifeSmart 2050 Retirement Target Fund
Franklin LifeSmart 2055 Retirement Target Fund
Franklin Moderate Allocation Fund
Franklin NextStep Conservative Fund
Franklin NextStep Moderate Fund
Franklin NextStep Growth Fund
Franklin Payout 2018 Fund
Franklin Payout 2019 Fund
Franklin Payout 2017 Fund
Franklin Payout 2018 Fund
Franklin Payout 2019 Fund
Franklin Payout 2020 Fund
Franklin Payout 2021 Fund
Franklin Payout 2022 Fund

4. Address of principal executive office: (number, street, city, state, zip code)
One Franklin Parkway, San Mateo, CA 94403

[PWC LOGO]

Report of Independent Accountants

To the Board of Trustees of

Franklin Limited Duration Income Trust
Templeton Global Investment Trust
Franklin Real Estate Securities Trust
Franklin Strategic Series
Franklin High Income Trust
Franklin U.S Government Money Fund
Franklin Templeton Money Fund Trust
Institutional Fiduciary Trust
Franklin Global Trust
Franklin Gold and Precious Metals Fund
Franklin Universal Trust
Templeton China World Fund
Templeton Emerging Markets Fund
Templeton Emerging Markets Income Fund
Templeton Funds
Templeton Global Income Fund
Templeton Global Smaller Companies Fund
Templeton Income Trust
Franklin Custodian Funds
Franklin Strategic Mortgage Portfolio
Franklin Investors Securities Trust
Franklin Templeton Global Trust
Franklin Templeton International Trust
Franklin Value Investors Trust
Templeton Developing Markets Trust
Franklin Fund Allocator Series
Franklin Templeton Variable Insurance Products Trust
Templeton Institutional Funds
Franklin ETF Trust
Franklin Managed Trust

and the Board of Directors of

Templeton Growth Fund, Inc.
Templeton Dragon Fund, Inc.
Templeton Global Opportunities Trust

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017 T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that each of the Funds listed in Attachment I (hereafter referred to as the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of March 31, 2018.  The Funds’ management is responsible for its assertion and the Company’s compliance with those requirements.  Our responsibility is to express an opinion on management's assertion about the Funds' compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  Included among our procedures were the following tests performed as of March 31, 2018, and with respect to agreement of security purchases and sales, for the period from January 31, 2018 (the date of our last examinations), through March 31, 2018:

•
Without prior notice to management, confirmation of all securities held by Franklin Templeton Investors Services, Inc., transfer agent, as they pertain to the security positions owned by the Funds and held in book entry form.

•	Reconciliation of such security positions to the books and records of the Funds.
•	Agreement of 55 security purchases and 55 security sales, since our last report, from the books and records of the Funds to the records of the transfer agent.

We believe that our examination provides, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion.  Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2018 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors and Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/PRICEWATERHOUSECOOPERS, LLP

August 30, 2018

Franklin Templeton Services, LLC 3310 Quality Drive Rancho Cordova, CA 95670 tel (800) 632.2350 franklintempleton.com

Management Statement Regarding Compliance with Certain
Provisions of the Investment Company Act of 1940

We, as members of management of the Franklin Templeton Funds indicated in Attachment I (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940.  We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.  We have performed an evaluation of the Funds’ compliance with the requirements of subsection (b) of Rule 17f-2, as interpreted in Franklin Investors Securities Trust SEC No-Action Letter (publicly available September 24, 1992), and subsection (c) of Rule 17f-2 of the Investment Company Act of 1940, as of March 31, 2018, and for the periods indicated in Attachment I.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) of Rule 17f-2, as interpreted in Franklin Investors Securities Trust SEC No-Action Letter (publicly available September 24, 1992), and subsection (c) of Rule 17f-2 of the Investment Company Act of 1940, as of March 31, 2018, and for the periods indicated in Attachment I, with respect to securities reflected in the investment accounts of the Funds.

By:

/s/GASTON GARDEY
Gaston Gardey
Chief Financial Officer and Chief Accounting Officer
Franklin Funds Board
Date August 30, 2018

/s/ROBERT G. KUBILIS
Robert G. Kubilis
Chief Financial Officer and Chief Accounting Officer
Templeton, New Jersey and Alternative Strategies Funds Board
Date August 30, 2018

/s/MATTHEW T. HINKLE
Matthew T. Hinkle
Chief Executive Officer - Finance and Administration
Date August 30, 2018

Attachment I

Fund	Period
Franklin Limited Duration Income Trust	February 1, 2018 - March 31, 2018

Templeton Global Investment Trust:
Templeton Emerging Markets Balanced Fund	February 1, 2018 - March 31, 2018
Templeton Emerging Markets Small Cap Fund	February 1, 2018 - March 31, 2018
Templeton Frontier Markets Fund	February 1, 2018 - March 31, 2018
Templeton Global Balanced Fund	February 1, 2018 - March 31, 2018
Templeton Dynamic Equity Fund	February 1, 2018 - March 31, 2018

Franklin Real Estate Securities Trust:
Franklin Real Estate Securities Fund	February 1, 2018 - March 31, 2018

Franklin Strategic Series:
Franklin Biotechnology Discovery Fund	February 1, 2018 - March 31, 2018
Franklin Flexible Alpha Bond Fund	February 1, 2018 - March 31, 2018
Franklin Focused Core Equity Fund	February 1, 2018 - March 31, 2018
Franklin Growth Opportunities Fund	February 1, 2018 - March 31, 2018
Franklin Natural Resources Fund	February 1, 2018 - March 31, 2018
Franklin Small Cap Growth Fund	February 1, 2018 - March 31, 2018
Franklin Small-Mid Cap Growth Fund	February 1, 2018 - March 31, 2018
Franklin Strategic Income Fund	February 1, 2018 - March 31, 2018

Franklin High Income Trust:
Franklin High Income Fund	February 1, 2018 - March 31, 2018

Franklin U.S. Government Money Fund	February 1, 2018 - March 31, 2018

Franklin Templeton Money Fund Trust:
Franklin Templeton U.S. Government Money Fund	February 1, 2018 - March 31, 2018

Institutional Fiduciary Trust:
Money Market Portfolio	February 1, 2018 - March 31, 2018

Franklin Global Trust:
Franklin Emerging Market Debt Opportunities Fund	February 1, 2018 - March 31, 2018
Franklin International Growth Fund	February 1, 2018 - March 31, 2018
Franklin Global Listed Infrastructure Fund	February 1, 2018 - March 31, 2018

Franklin Gold and Precious Metals Fund	February 1, 2018 - March 31, 2018

Franklin Universal Trust	February 1, 2018 - March 31, 2018

Templeton China World Fund	February 1, 2018 - March 31, 2018

Templeton Emerging Markets Fund	February 1, 2018 - March 31, 2018

Templeton Emerging Markets Income Fund	February 1, 2018 - March 31, 2018

Attachment I

Templeton Funds:
Templeton Foreign Fund	February 1, 2018 - March 31, 2018
Templeton World Fund	February 1, 2018 - March 31, 2018

Templeton Global Income Fund	February 1, 2018 - March 31, 2018

Templeton Global Smaller Companies Fund	February 1, 2018 - March 31, 2018

Templeton Growth Fund, Inc.	February 1, 2018 - March 31, 2018

Templeton Income Trust:
Templeton Emerging Markets Bond Fund	February 1, 2018 - March 31, 2018
Templeton Global Bond Fund	February 1, 2018 - March 31, 2018
Templeton Global Total Return Fund	February 1, 2018 - March 31, 2018
Templeton International Bond Fund	February 1, 2018 - March 31, 2018

Franklin Custodian Funds:
Franklin DynaTech Fund	February 1, 2018 - March 31, 2018
Franklin Growth Fund	February 1, 2018 - March 31, 2018
Franklin Income Fund	February 1, 2018 - March 31, 2018
Franklin U.S. Government Securities Fund	February 1, 2018 - March 31, 2018
Franklin Utilities Fund	February 1, 2018 - March 31, 2018
Franklin Focused Growth Fund	February 1, 2018 - March 31, 2018

Franklin Strategic Mortgage Portfolio	February 1, 2018 - March 31, 2018

Franklin Investors Securities Trust:
Franklin Adjustable U.S. Government Securities Fund	February 1, 2018 - March 31, 2018
Franklin Balanced Fund	February 1, 2018 - March 31, 2018
Franklin Convertible Securities Fund	February 1, 2018 - March 31, 2018
Franklin Equity Income Fund	February 1, 2018 - March 31, 2018
Franklin Floating Rate Daily Access Fund	February 1, 2018 - March 31, 2018
Franklin Low Duration Total Return Fund	February 1, 2018 - March 31, 2018
Franklin Real Return Fund	February 1, 2018 - March 31, 2018
Franklin Total Return Fund	February 1, 2018 - March 31, 2018

Franklin Templeton Global Trust:
Templeton Global Currency Fund	February 1, 2018 - March 31, 2018

Franklin Templeton International Trust:
Franklin India Growth Fund	February 1, 2018 - March 31, 2018

Franklin Value Investors Trust:
Franklin Balance Sheet Investment Fund	February 1, 2018 - March 31, 2018
Franklin MicroCap Value Fund	February 1, 2018 - March 31, 2018
Franklin Small Cap Value Fund	February 1, 2018 - March 31, 2018

Templeton Developing Markets Trust	February 1, 2018 - March 31, 2018

Franklin Fund Allocator Series:

Attachment I

Franklin Conservative Allocation Fund	February 1, 2018 - March 31, 2018
Franklin Corefolio Allocation Fund	February 1, 2018 - March 31, 2018
Franklin Founding Funds Allocation Fund	February 1, 2018 - March 31, 2018
Franklin Growth Allocation Fund	February 1, 2018 - March 31, 2018
Franklin LifeSmart Retirement Income Fund	February 1, 2018 - March 31, 2018
Franklin LifeSmart 2020 Retirement Target Fund	February 1, 2018 - March 31, 2018
Franklin LifeSmart 2025 Retirement Target Fund	February 1, 2018 - March 31, 2018
Franklin LifeSmart 2030 Retirement Target Fund	February 1, 2018 - March 31, 2018
Franklin LifeSmart 2035 Retirement Target Fund	February 1, 2018 - March 31, 2018
Franklin LifeSmart 2040 Retirement Target Fund	February 1, 2018 - March 31, 2018
Franklin LifeSmart 2045 Retirement Target Fund	February 1, 2018 - March 31, 2018
Franklin LifeSmart 2050 Retirement Target Fund	February 1, 2018 - March 31, 2018
Franklin LifeSmart 2055 Retirement Target Fund	February 1, 2018 - March 31, 2018
Franklin Moderate Allocation Fund	February 1, 2018 - March 31, 2018
Franklin NextStep Conservative Fund	February 1, 2018 - March 31, 2018
Franklin NextStep Moderate Fund	February 1, 2018 - March 31, 2018
Franklin NextStep Growth Fund	February 1, 2018 - March 31, 2018
Franklin Payout 2018 Fund	February 1, 2018 - March 31, 2018
Franklin Payout 2019 Fund	February 1, 2018 - March 31, 2018
Franklin Payout 2020 Fund	February 1, 2018 - March 31, 2018
Franklin Payout 2021 Fund	February 1, 2018 - March 31, 2018
Franklin Payout 2022 Fund	February 1, 2018 - March 31, 2018

Franklin Templeton Variable Insurance Products Trust:
Franklin Flex Cap Growth VIP Fund	February 1, 2018 - March 31, 2018
Franklin Founding Funds Allocation VIP Fund	February 1, 2018 - March 31, 2018
Franklin Income VIP Fund	February 1, 2018 - March 31, 2018
Franklin Mutual Global Discovery VIP Fund	February 1, 2018 - March 31, 2018
Franklin Mutual Shares VIP Fund	February 1, 2018 - March 31, 2018
Franklin Rising Dividends VIP Fund	February 1, 2018 - March 31, 2018
Franklin Small Cap Value VIP Fund	February 1, 2018 - March 31, 2018
Franklin Small-Mid Cap Growth VIP Fund	February 1, 2018 - March 31, 2018
Franklin Strategic Income VIP Fund	February 1, 2018 - March 31, 2018
Franklin VolSmart Allocation VIP Fund	February 1, 2018 - March 31, 2018
Templeton Developing Markets VIP Fund	February 1, 2018 - March 31, 2018
Templeton Foreign VIP Fund	February 1, 2018 - March 31, 2018
Templeton Growth VIP Fund	February 1, 2018 - March 31, 2018
Templeton Global Bond VIP Fund	February 1, 2018 - March 31, 2018

Templeton Dragon Fund, Inc.	February 1, 2018 - March 31, 2018

Templeton Global Opportunities Trust	February 1, 2018 - March 31, 2018

Templeton Institutional Funds:
Foreign Equity Series	February 1, 2018 - March 31, 2018
Foreign Smaller Companies Series	February 1, 2018 - March 31, 2018
Global Equity Series	February 1, 2018 - March 31, 2018

Franklin ETF Trust:

Attachment I

Franklin Liberty Short Duration U.S. Government ETF	February 1, 2018 - March 31, 2018

Franklin Managed Trust:
Franklin Rising Dividends Fund	February 1, 2018 - March 31, 2018